SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Elizabeth A. Brower, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 5 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and supplemented by adding the following subsection at the end thereof:

Generics Litigation

Three different manufacturers of generic pharmaceutical products, Three Rivers Pharmaceuticals, LLC, Geneva Pharmaceuticals Technology Corp. and Teva Pharmaceuticals USA, Inc., filed abbreviated new drug applications with the FDA to market, in the U.S., generic forms of ribavirin as part of a combination therapy for the treatment of Hepatitis C, and ICN and the Company filed a lawsuit alleging patent infringement against all three of those companies. The Ribapharm Board considered these abbreviated new drug applications, as well as the likelihood of success of the Company’s lawsuit, in making its recommendation to reject the Offer (as discussed in Item 4 of this Statement, “Reasons for the Recommendation — Competition”). On July 14, 2003, the U.S. District Court for the Central District of California issued a memorandum of decision and order that granted the defendant generic manufacturers their motion for summary judgment of non-infringement of the asserted patents in the patent infringement suit brought by ICN and the Company. The court did not issue a decision or order on the validity of the ICN and Ribapharm patents. Both ICN and the Company expect to appeal the court’s decision.

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

(e) (50) Press Release issued by Ribapharm Inc., dated July 16, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/S/ DANIEL J. PARACKA

Name: Daniel J. Paracka
Title: Chairman of the Board of Directors

Dated: July 16, 2003